UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

COMVERSE, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
20585P105
(CUSIP Number)
January 14, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20585P105

1.			NAMES OF REPORTING PERSONS Obsidian Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-0-
	6.	SHARED VOTING POWER	836,004
	7.	SOLE DISPOSITIVE POWER	-0-
	8.	SHARED DISPOSITIVE POWER	836,004
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		836,004
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		3.8%*
12.	TYPE OF REPORTING PERSON		OO

* Based on 21,910,740 shares of Common Stock outstanding as of December 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2014 filed with the Securities and Exchange Commission on December 10, 2014.

CUSIP No. 20585P105

1.			NAMES OF REPORTING PERSONS Carl D. Berg, individually and as trustee of the Carl Berg GST Exempt 2012 Trust and Berg Family 2010 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	80,800
	6.	SHARED VOTING POWER	1,050,744*
	7.	SOLE DISPOSITIVE POWER	80,800
	8.	SHARED DISPOSITIVE POWER	1,050,744*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,131,544
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.2%**
12.	TYPE OF REPORTING PERSON		IN, OO

* Consists of (i) 836,004 shares held by Obsidian Management LLC, of which Mr. Berg is a member, and (ii) 214,740 shares of Common Stock held in accounts over which Mr. Berg exercises investment discretion (including those of the Carl Berg GST Exempt 2012 Trust and Berg Family 2010 Trust).

**Based on 21,910,740 shares of Common Stock outstanding as of December 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2014 filed with the Securities and Exchange Commission on December 10, 2014.

CUSIP No. 20585P105

1.			NAMES OF REPORTING PERSONS Carl Berg GST Exempt 2012 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-0-
	6.	SHARED VOTING POWER	185,500
	7.	SOLE DISPOSITIVE POWER	-0-
	8.	SHARED DISPOSITIVE POWER	185,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		185,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0.8%*
12.	TYPE OF REPORTING PERSON		OO

*  Based on 21,910,740 shares of Common Stock outstanding as of December 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2014 filed with the Securities and Exchange Commission on December 10, 2014.

CUSIP No. 20585P105

1.			NAMES OF REPORTING PERSONS Berg Family 2010 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-0-
	6.	SHARED VOTING POWER	22,500
	7.	SOLE DISPOSITIVE POWER	-0-
	8.	SHARED DISPOSITIVE POWER	22,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		22,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0.1%*
12.	TYPE OF REPORTING PERSON		OO

* Based on 21,910,740 shares of Common Stock outstanding as of December 1, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2014 filed with the Securities and Exchange Commission on December 10, 2014..

CUSIP No. 20585P105
SCHEDULE 13G

Item 1.
(a)	Name of Issuer:
Comverse, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
200 Quannapowitt Parkway, Wakefield, MA 01880
Item 2.
(a)	Name of Person Filing:

This statement is filed on behalf of (i) Obsidian Management LLC, a Delaware limited liability company, (ii) Carl D. Berg, (iii) the Carl Berg GST Exempt 2012 Trust, a New York trust, and  (iv) the Berg Family 2010 Trust, a New York trust (each, a “Reporting Person” and collectively, the “Reporting Persons”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this filing nor anything contained herein shall be construed as an admission by the Reporting Persons that a group exists or that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than those that he or it directly beneficially owns.

The agreement among the Reporting Persons to file this statement jointly in accordance with Rule 13d 1(k) under the Exchange Act is attached hereto as Exhibit 1.
(b)	Address of Principal Business Office or, if none, Residence:
9 East 84th Street, New York, New York 10028
(c)	Citizenship:

Obsidian Management LLC is organized under the laws of Delaware. The Carl Berg GST Exempt 2012 Trust and the Berg Family 2010 Trust are organized under the laws of New York. Carl D. Berg is a United States citizen.

(d)	Title of Class of Securities:
Common Stock, $0.01 par value per share
(e)	CUSIP Number:
20585P105
Item 3.	Statements filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c)
Not applicable.

CUSIP No. 20585P105

Item 4.	Ownership.
(a) through (c)
The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 20585P105

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2015

OBSIDIAN MANAGEMENT LLC
By:	/s/ Carl D. Berg
Name: Carl D. Berg Title: Member
/s/ Carl D. Berg
CARL D. BERG
/s/ Carl D. Berg
CARL D. BERG, as trustee of the CARL BERG GST EXEMPT 2012 TRUST and the BERG FAMILY 2010 TRUST

CUSIP No. 20585P105
Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated:  January 22, 2015

OBSIDIAN MANAGEMENT LLC
By:	/s/ Carl D. Berg
Name: Carl D. Berg Title: Member
/s/ Carl D. Berg
CARL D. BERG
/s/ Carl D. Berg
CARL D. BERG, as trustee of the CARL BERG GST EXEMPT 2012 TRUST and the BERG FAMILY 2010 TRUST